EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3) and related Prospectus of One Liberty Properties, Inc. for the registration of common stock, preferred stock, warrants and subscription rights that shall have an aggregate offering price not to exceed $250,000,000 and to the incorporation by reference therein of our reports dated March 10, 2017, with respect to the consolidated financial statements and schedule of One Liberty Properties, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of One Liberty Properties, Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

May 9, 2017